October 26, 2010

Natural Blue Resources Inc.

200 W. De Vargas Street

Suite 7

New Mexico 87501

Att: Mr. Tony Anaya President/Ceo

Mr. Anaya,

Please be advised due to business reasons I am tendering my registration from the board of directors of Natural Blue Resources, Inc. effective today. I am also returning my stock certificates in regard to the board seat back to the company. I wish you and the company the best going forward.

Sincerely,

/s/ John M. McCall II